Exhibit 34

This share exchange is made for the securities of a Japanese company. This share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this notice has been prepared in accordance with generally accepted Japanese accounting standards and may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country, and some or all of its officers are residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than pursuant to the share exchange agreement, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

August 23, 2016

To whom it may concern

Name of listed company	UNY Group Holdings Co., Ltd.
Name of representative	Norio Sako, President & Representative Director
(Code number 8270, First sections of the Tokyo Stock
Exchange and Nagoya Stock Exchange)
In charge of inquiry	Jiro Koshida Director and Senior Executive Officer
(Phone: +81- ###-##-####)

Notice concerning the increase in the provision for loss on interest repayment

We hereby give notice concerning the following increase in the provision for loss on interest repayment which we expect UCS Co, LTD., our subsidiary, to record in the consolidated accounting period of the second quarter of the fiscal year ending February 2017 (June 1 to August 31, 2016).

1.	Reasons for the increase in the provision for loss on interest repayment

Although, in anticipation of the interest repayments which would result from future claims for interest repayment, UCS Co, LTD. made a provision in the necessary amount based on a calculation that took into account its actual repayment in the past, we reviewed the method used to estimate the provision for loss on interest repayment in light of our management integration with FamilyMart Co., Ltd. on September 1, 2016. Consequently we decided to review the assumptions about the calculation of the estimates for the provision, including the period necessary for making reasonable estimates, since it had become possible to conduct detailed data analysis on the past interest repayments, etc. in the current fiscal year because of the launch of the operation of a new credit control system, etc.

2.	Increase in the provision for loss on interest repayment

Based on the above reasons, we changed the method used to estimate the provision for loss on interest repayment and have decided to record an increase in the provision. Although we are still in the process of examining the amount, we expect to record an increase of approximately 3.8 billion yen, the difference between our current and previous estimations, in the provision in the consolidated accounting period of the second quarter of the fiscal year ending February 2017.

3.	Outlook hereafter

We are due to merge with FamilyMart Co., Ltd. on September 1, 2016 (scheduled date) and our final earnings forecast on a consolidated basis in the current fiscal year will be the forecast for the consolidated cumulative period of the second quarter. We note that, although we expect the operating profit and ordinary profit to decrease by 3.8 billion yen each as a result of the increase in the provision, if it becomes possible to disclose the earnings forecast on a consolidated basis in the consolidated cumulative period of the second quarter as a result of our examination, we will disclose the figures as promptly as possible.

*	The expected amount of the increase in the provision set forth above was calculated based on the information available at the time of this announcement. However, the actual amount of the increase in the provision might differ from this expected amount, depending on various factors hereafter.